SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release July 27, 2006 at 12:00

UPM’s business performance was at the level of the first quarter

Profitability programme’s measures materialize ahead of schedule

Key figures Q2/2006 (Q1/2006): Second-quarter operating profit, excluding non-recurring items and change in the value of biological assets, was EUR 181 million (EUR 189 million). Non-recurring items of EUR 133 million and a decrease of EUR 102 million in the value of biological assets reduced profit before tax by EUR 235 million. Sales were EUR 2,484 million (EUR 2,460 million). Paper deliveries were up 2% on the figure for the first quarter.

UPM’s President and CEO Jussi Pesonen comments on the second quarter:

“UPM’s business performance was at the level of the first quarter of the year. Operational prerequisites of our business divisions have developed positively. Whilst the measures of the profitability programme have materialized ahead of schedule, the related frontloaded costs of the programme weakened results.”

“Higher newsprint and magazine paper prices since the turn of the year had a positive impact on results, but the market prices remained poor. Increases in costs were offset by improved operating efficiency. The Converting and Wood Products Divisions reported improved operating profits.”

“Implementation of our profitability programme is progressing well and the estimated annual cost saving of EUR 200 million is realistic. Transfer of orders from the Voikkaa mill and Kymi paper machine 7 to UPM’s other production lines has gone very successfully.”

“Despite the tough decisions we have been forced to take in various locations, our employees have retained a responsible, professional attitude to their work. UPM employees, particularly those in Voikkaa, deserve full credit for this.”

“Demand for papers during the second half of the year is predicted to continue to be good. UPM’s objective is to retain businesses of the closed production lines. Average paper prices are forecast to be somewhat higher than last year. Demand for converted products is also expected to continue to grow. Plywood continues to be in good demand. The markets for sawn timber are expected to improve. The increase in the Company’s overall costs is expected to be moderate,” says UPM’s President and CEO Jussi Pesonen.

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

***

News conference and conference call information

A news conference regarding the Interim Report Q2/2006 will be held today, July 27, 2006, at UPM’s Head Office at 14:15 Finnish time (12:15 GMT, 07:15 EST). The briefing can be followed live on the Internet at the address www.upm-kymmene.com. A recording of the briefing can be seen at this address for the following three months.

To participate in the UPM conference call, please dial +44 (0)1452 542 300 at 17:00 Finnish time (15:00 GMT, 10:00 EST). The conference call title is: UPM-Kymmene Q2 2006 Interim Report - Conference Call, access code: 2108005#. A recording of the discussion can be heard until August 3, 2006 by calling: +44 (0)1452 550 000, access code: 2108005#.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 2108005#.

***

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 4-8 of the company’s annual report on form 20-F for the year-ended 31 December, 2005 under “Item 3. Risk Factors”.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations